

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2023

David Van Steenis
Chief Financial Officer
ExchangeRight Income Fund
9215 Northpark Drive
Johnston, IA 50131

> **Re: ExchangeRight Income Fund**
> **Form 10-12G**
> **Filed April 27, 2023**
> **File No. 000-56543**

Dear David Van Steenis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-12G filed April 27, 2023

Item 1. Business
Investment Objectives and Strategy, page 4

1.   We note your disclosure that you will primarily focus on investment-grade tenants. Please clarify how you determine a tenant is "investment-grade" if it is not rated by an agency. Additionally, we note, on page 8, you rely on the parent company's credit rating. Please advise, to the extent a company is a subsidiary, if the parent company has provided guarantees for its subsidiaries. To the extent is has not, please advise why you believe it is appropriate to use the parent company's credit rating or revise.

2.   Please disclose the average age of the properties in your portfolio.

3.   We note that you focus on net leases that obligate the tenant to pay not only their rent, but also the costs of property taxes, insurance and property maintenance, often including repairs and replacements. Please revise to clarify the percentage of properties, broken down by each tenant, that are triple net leased. It may be helpful to include an additional column in your tenant summary to include the type of lease.

Clearly-defined aggregation strategy..., page 7

4.   Please revise to separately discuss your redemption plan. Additionally, in this new section, please clarify that affiliates may seek to have their shares repurchased. Please disclose if they are subject to the same limitations as the common shareholders. Please similarly revise your disclosure on page 121.

Real Estate Investments, page 7

5.   Please add a footnote to the table to clarify how your rental disclosures take into account tenant concessions and abatements. Please make similar revisions to your disclosure on page 80.

Stable distributions paid monthly that are covered by cash flow from operations, page 7

6.   We note that it is your intent to pay distributions out of cash flow from operations, subject to REIT qualification requirements. Please clarify whether you have paid distributions from other sources, and, if so, please disclose the sources used. Further, please revise your disclosure on page 107 to quantify the amount paid from each source. Additionally, please add a risk factor to disclose the risk that distributions have been paid and may in the future be paid from sources other than cash flow from operations.

Identified Trust Properties, page 11

7.   Please clarify how the purchase price for the properties was determined. If the price was not determined by independent appraisers, please add risk factor disclosure to address the risk. Further, please clarify, if the value of a property decreases prior to your determination to purchase it, will the overall purchase price be revised to reflect the decrease in value. Please file the agreement in accordance with Item 601(b)(10) of Regulation S-K.

Item 1.A Risk Factors
Risk Factors Summary, page 16

8.   We note that your summary risk factors are now six pages in length. Please revise to limit to two pages and disclose only the principal factors that make an investment in the registrant or offering speculative or risky, as required by Item105(b) of Regulation S-K.

We are subject to risks associated with the current interest rate environment..., page 22

9.   Please revise to quantify the amount of your floating rate debt outstanding.

<u>We are subject to risks related to tenant concentration, and an adverse development..., page 25</u>

10.   Given the significant amount of current in-place net rents and current net operating income from Dollar General and Walgreens, please revise to disclose that Dollar General and Walgreens are public companies.

<u>Our Trustee may be removed only under limited circumstances, page 42</u>

11.   Please expand this risk factor to clarify the impact on your shareholders if you Trustee commits fraud or embezzlement and sufficient votes to remove the trustee are not obtained, including that they could lose their entire investment.

<u>Interest-only indebtedness may increase our risk of default, page 49</u>

12.   Please revise to quantify the amount of your interest-only debt outstanding and address the material risks that you face with this type of financing.

<u>RSLCA Notes Receivable from Affiliated Party, page 61</u>

13.   We note your disclosure that, pursuant to the loan agreement, your affiliate will pay you 12% per annum. Please clarify why your affiliate has agreed to enter into this loan and pay you a higher rate of interest than it would likely be required to pay if it obtained a loan from a bank. Please add disclosure to clarify if this arrangement will continue past 2027, and if not, disclose the impact this could have on your operations, including your redemption plan, and add risk factor disclosure as appropriate.

<u>Item 5. Directors and Executive Officers, page 91</u>

14.   For each of your trustees serving as directors, please provide the disclosure required by Item 401(e) of Regulation S-K.

<u>Item 6. Executive Compensation, page 96</u>

15.   We refer to your statement that none of your executive officers will receive direct compensation from you, and that you will reimburse the manager or their affiliates for expenses incurred on your behalf, as disclosed on page 72, which may include compensation. Please revise to disclose any such type of compensation paid to your executive officers and trustees. In this regard, we note that all compensation paid to your named executive officers and directors shall be reported, including "transactions between the registrant and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director." Refer to Item 402(a)(2) of Regulation S-K.

<u>Item 7. Certain Relationships and Related Transactions, and Director Independence, page 97</u>

16.   Please ensure that you disclose all fees paid to your manager and its affiliates, including reimbursements. Please also disclose amounts paid on your behalf by your manager. For

example, on page 101, please disclose the organization and offering costs that have been incurred by you and by your manager. Please refer to Item 404 of Regulation S-K.

Item 11. Description of Registrant's Securities to be Registered , page 115

17.   Please ensure that you provide all of the disclosure in this section required by Item 202 of Regulation S-K, with respect to all classes of your shares.

Share Repurchase Program, page 121

18.   Please clarify, in this section, whether any shareholder requests for repurchase have not been honored since inception.

Notes to Pro Forma Condensed Consolidated Financial Statements
Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-60

19.   We note from your disclosure in note (f) that your pro forma balance sheet reflects the assumption that the Company will raise the necessary $1.2 billion of equity capital and that based on historical results of actual acquisitions, the Company assumed 60% of the sales proceeds that will be allocable to DST investors of the Identified Portfolios will be reinvested via a tax-deferred Code Section 721 exchange into the Operating Partnership. Please further explain to us your basis for making the assumption that 60% of equity capital raised would be through the Code Section 721 exchanges into the Operating Partnership provided that it appears the DST investors will receive the right to elect either cash or OP Units in exchange for interest in the Identified Portfolios as disclosed on page 97. Additionally, please tell us why you believe it is appropriate to assume the remaining cash equity will be raised to complete the acquisition of the Identified Portfolios. Within your response, please address that you do not appear to have a firm commitment from an underwriter.

General

20.   Please clarify how you convey your NAV price changes and whether you would file a new Form D each time. Additionally, please clarify how you will notify shareholders if there is a significant event that causes the current quarterly price to be an inaccurate representation of your NAV.

21.   We note that you and your subsidiaries intend to operate your business in a manner that will permit you to maintain exemptions from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of these exemptions and how your investment strategy will support these exemptions. Further, please note that we may refer your response to the Division of Investment Management for further review.

22.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining

whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26,2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017), please provide us with an analysis as to how your program is consistent with such relief, and address how the JPM Mandatory Repurchases may impact this analysis. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

23.   Please be advised that you are responsible for analyzing the applicability of Regulation M to your repurchase program. We urge you to consider all the elements of your repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

24.   Please clarify whether the filing is voluntary or mandatory under Section 12(g) of the Exchange Act. To the extent that this filing is voluntary, please note that your registration statement becomes effective automatically 60 days after the date you filed it and that you are subject to the reporting requirements of the Securities Exchange Act of 1934. If you disclose you are not required to register pursuant to Section 12(g) of the Exchange Act, please consider withdrawing the Form 10 registration statement and file it again at such time as you are able to respond to outstanding comments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David P. Hooper, Esq.